Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Post-Effective Amendment No. 1 to the Registration Statement on Form S-3 (No. 333-118519), and related Prospectus of Digital River, Inc. for the registration of $195 million of Convertible Senior Notes due January 1, 2024 and Shares of Common Stock Issuable Upon Conversion of the Notes, and to the incorporation by reference therein of our reports dated March 14, 2005, with respect to the consolidated financial statements and schedule of Digital River, Inc., Digital River, Inc.’s management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Digital River, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2004, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

January 17, 2006
Minneapolis, Minnesota